EXHIBIT 99.10

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Corporation:
Pengrowth Energy Corporation (“Pengrowth”)
1900, 222 – 3rd Avenue SW
Calgary, AB T2P 0B4

Item 2.	Date of Material Change:

October 31, 2019

Item 3.	News Release:

A news release reporting the material change was issued on November 1, 2019 through the facilities of a recognized newswire service.

Item 4.	Summary of Material Change:

On November 1, 2019, Pengrowth announced that it has entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Cona Resources Ltd. (the “Purchaser”), Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (US) LP and Waterous Energy Fund (International) LP, pursuant to which the Purchaser, subject to the terms and conditions set forth therein, has agreed to pay certain amounts owing under Pengrowth’s credit facility (the “Credit Facility”) and secured notes (the “Notes”, and, together with the Credit Facility, the “Secured Debt”) and acquire all of the outstanding common shares of Pengrowth (“Shares”) in exchange for a cash payment of CAD $0.05 and a pro-rata portion of any funds that may be received as a result of a pending litigation matter (the “Contingent Value Payment”) for each Share (together, the “Shareholder Consideration”), with an aggregate value for the proposed transaction (the “Transaction”) of approximately CAD $740 million.

Item 5.1	Full Description of Material Change:
Pengrowth announced that it has entered into the Arrangement Agreement, pursuant to which the Purchaser, subject to the terms and conditions set forth therein, has agreed to pay certain amounts owing under Pengrowth’s Secured Debt and acquire all of the outstanding Shares. The Transaction is to be completed by way of an arrangement under the Business Corporations Act (Alberta).
Upon completion of the Transaction, the holders of Pengrowth's Shares (the “Shareholders”) shall receive the Shareholder Consideration in exchange for each Share, including the right to receive their pro-rata portion of any funds that may be received by Pengrowth as a result of a pending litigation matter.
Upon completion of the Transaction, the holders of Notes (the “Noteholders”) and the syndicate of lenders in respect of the Credit Facility (the “Lenders”, and with the Noteholders, the “Secured Debtholders”) will receive an aggregate cash payment equal to the aggregate principal amount owing under the Secured Debt as of October 31, 2019, plus or minus, as applicable, any increase or decrease in the principal obligations outstanding under the Credit Agreement up to closing of the Transaction (the “Secured Debtholder Consideration”). The Secured Debtholders will also be entitled to accrued interest on the Secured Debt for the period from and after January 1, 2020 in the event the Transaction does not close on or before December 31, 2019. The total consideration receivable by the Secured Debtholders under the Arrangement Agreement will be allocated pro rata amongst Secured Debtholders pursuant to the intercreditor agreement among the Secured Debtholders.
The Transaction is subject to various closing conditions, including, but not limited to, receipt of approval from the Court of Queen's Bench of Alberta, requisite approval from the Shareholders and the Secured Debtholders, and regulatory approval under the Competition Act (Canada).
The Arrangement Agreement contains customary representations and warranties of each party and interim operational covenants of Pengrowth. The Arrangement Agreement also provides for, among other things, customary board support and non-solicitation covenants, subject to a “fiduciary out” for unsolicited “superior proposals” in favor of Pengrowth and a provision for the right to match superior proposals in favor of the Purchaser.
The Arrangement Agreement provides for a mutual non-completion fee of $45 million payable in the event that the Transaction is not completed or is terminated by either party in certain circumstances, including if Pengrowth enters into an agreement with respect to a superior proposal or if the board of directors of Pengrowth (the “Pengrowth Board”) withdraws or modifies its recommendation with respect to the proposed Transaction.
After reviewing Pengrowth's current circumstances and strategic options and alternatives, consulting with Pengrowth's financial and legal advisors and considering the Fairness Opinion (as defined below), among other things, the Pengrowth Board has unanimously: (i) determined that the Transaction is in the best interests of Pengrowth, its Shareholders and Secured Debtholders; (ii) resolved to recommend that Shareholders and Secured Debtholders vote in favor of the Transaction; and (iii) determined that the consideration to be received by Shareholders and holders of Secured Debt pursuant to the Transaction is fair to the Shareholders and holders of Secured Debt.
Tudor, Pickering, Holt & Co. (“TPH”) are acting as financial advisors to Pengrowth in connection with the Transaction, and TPH has provided its verbal fairness opinion that, as at the date of the Arrangement Agreement, the consideration to be received by Pengrowth Shareholders pursuant to the Transaction is fair, from a financial point of view to Shareholders (the “Fairness Opinion”).
In order to effect the Transaction, Pengrowth will be seeking approval of the Transaction by Shareholders and Secured Debtholders at special meetings to be held on December 18, 2019, with closing of the Transaction to occur thereafter upon satisfaction of all conditions precedent thereto. Closing is currently anticipated to occur in early-January 2020. The Transaction will require approvals of: (i) 66 2/3% of the votes cast by the Shareholders present in person or by proxy at the applicable special meeting; and (ii) a majority of Secured Debtholders in number holding not less than 66 2/3% of the aggregate outstanding principal amount of the Secured Debt held by the Secured Debtholders, voting together as a single class. All of the directors and executive officers of Pengrowth have entered into support agreements and agreed to vote in favor of the Transaction, subject to the provisions of such support agreements. Pengrowth is seeking to enter into support agreements with the Secured Debtholders pursuant to which such Secured Debtholders agree to support and vote in favour of the Transaction and deliver such consents as may be necessary in connection with the completion of the Transaction. In the event that Pengrowth is unable to enter into support agreements with Secured Debtholders representing a majority of the Secured Debtholders in number holding at least 66 2/3% of the aggregate outstanding principal amount of the Secured Debt held by the Secured Debtholders on or before November 15, 2019, the Purchaser may terminate the Arrangement Agreement.
In the event that Pengrowth fails to receive the requisite approvals of the Shareholders and the Secured Debtholders required to effect the Transaction, and as a result, the Arrangement Agreement is terminated, Pengrowth has agreed to negotiate in good faith an alternative transaction with the Purchaser (an “Alternative Transaction”), including, but not limited to, a proceeding under the Companies’ Creditors Arrangement Act (Canada). In the event of an Alternative Transaction, there is no expectation that Pengrowth Shareholders will receive any consideration in exchange for their Shares and Shareholders are, therefore, encouraged to vote in favor of the Transaction.

Further details with respect to the Transaction will be included in the information circular to be mailed to Shareholders and Secured Debtholders, in connection with the special meetings. A copy of the Arrangement Agreement and the information circular will be filed on Pengrowth’s SEDAR profile and will be available for viewing on www.sedar.com.

Item 5.2	Disclosure for Restructuring Transactions:

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable. This is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
For further information, contact Peter D. Sametz, President and Chief Executive Officer at (403) 233-0224.

Item 9.	Date of Report
November 8, 2019.
Caution Regarding Forward Looking Information:
This material change report contains forward-looking statements within the meaning of securities laws. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated approvals, timing of the Transaction, and the anticipated benefits of the Transaction to Pengrowth's stakeholders. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the proposed Transaction and the anticipated timing of closing; mailing of the information circular related to the special meetings and the timing thereof and timing of the special meetings; and the benefits of the Transaction for Pengrowth's stakeholders, including the potential for a Contingent Value Payment. Additional information on these and other risks that could affect completion of the Transaction will be set forth in the information circular, which will be available on SEDAR at www.sedar.com.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.